SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Halcón Resources Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40537Q209

(CUSIP Number)

John Butler

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5

(416) 868-1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 40537Q209	Page 2 of 9

1	Name of Reporting Person Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 6,526,724 shares (See Items 3 and 5)
	8	Shared Voting Power: 43,885,366 shares (See Items 3 and 5)
	9	Sole Dispositive Power: 6,526,724 shares (See Items 3 and 5)
	10	Shared Dispositive Power: 43,885,366 shares (See Items 3 and 5)
11	Aggregate Amount Beneficially Owned by each Reporting Person: 50,412,090 shares (See Items 3 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.4%*
14	Type of Reporting Person CO

*	The calculation is based on 370,076,203 shares of common stock outstanding as of June 7, 2013 (as reported in Issuer’s Final Prospectus Supplement (File No. 333-188640) filed with the Commission on June 17, 2013) plus the 6,497,724 shares of common stock issuable upon conversion of the 40,000 shares of the Issuer’s 5.75% Series A Cumulative Perpetual Convertible Preferred Stock beneficially owned by Canada Pension Plan Investment Board.

CUSIP No. 40537Q209	Page 3 of 9

1	Name of Reporting Person CPP Investment Board PMI-2 Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 43,885,366 shares (See Items 3 and 5)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 43,885,366 shares (See Items 3 and 5)
11	Aggregate Amount Beneficially Owned by each Reporting Person: 43,885,366 shares (See Items 3 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.9%*
14	Type of Reporting Person CO

*	The calculation is based on 370,076,203 shares of common stock outstanding as of June 7, 2013 (as reported in Issuer’s Final Prospectus Supplement (File No. 333-188640) filed with the Commission on June 17, 2013).

CUSIP No. 40537Q209	Page 4 of 9

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by Canada Pension Plan Investment Board (“CPPIB”) and CPP Investment PMI-2 Inc. (“CPPIB PMI-2,” and collectively with CPPIB the “Reporting Persons”) on December 17, 2012 as amended by the Amendment No. 1 to Schedule 13D filed with the Commission by the Reporting Persons on January 28, 2013 (as so amended, the “Original Schedule 13D”).

Item 1.	Security and Issuer.

No modification is made to Item 1 of the Original Schedule 13D.

Item 2.	Identity and Background

No modification is made to Item 2 of the Original Schedule 13D.

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following information:

On June 7, 2013, CPPIB transferred 7,800 shares of the Issuer’s Common Stock to CPPIB PMI-2.

On June 13, 2013, CPPIB purchased 40,000 shares of the Issuer’s 5.75% Series A Cumulative Perpetual Convertible Preferred Stock, $0.0001 par value (the “Convertible Preferred Stock”), for an aggregate purchase price of $40,000,000. The Convertible Preferred Stock is convertible into shares of the Issuer’s Common Stock at any time at an initial rate of 162.4431 shares of Common Stock per share of Convertible Preferred Stock (which is equivalent to an initial conversion price of approximately $6.16 per share of Common Stock), subject to customary anti-dilution adjustments. Accordingly, the 40,000 shares of Convertible Preferred Stock owned by CPPIB are convertible at CPPIB’s option into 6,497,724 shares of Common Stock. The purchase price for the shares of Convertible Preferred Stock was funded by the assets of CPPIB.

On June 14, 2013, CPPIB PMI-2 purchased 1,978,125 shares of Common Stock at a weighted average price per share of $5.4501 through open market purchases. The purchase price for the shares of Common Stock was funded by the assets of CPPIB PMI-2.

Item 4.	Purpose of Transaction

The first sentence of the second paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The acquisition of Common Stock and Convertible Preferred Stock by the Reporting Persons was undertaken for investment purposes.

CUSIP No. 40537Q209	Page 5 of 9

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons are as follows:

CPPIB

(a)	Amount beneficially owned: 50,412,090 shares Percentage: 13.4%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 6,526,724 shares

ii.	Shared power to vote or to direct the vote: 43,885,366 shares

iii.	Sole power to dispose or to direct the disposition of: 6,526,724 shares

iv.	Shared power to dispose or to direct the disposition of: 43,885,366 shares

CPPIB PMI-2

(a)	Amount beneficially owned: 43,885,366 shares Percentage: 11.9%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 43,885,366 shares

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 43,885,366 shares

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the Common Stock during the past 60 days.

(d) None

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No modification is made to Item 6 of the Original Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated December 17, 2012 (attached as Exhibit A to the Schedule 13D filed by the Reporting Persons (File No. 005-79873) with the Commission on December 17, 2012 and incorporated herein by reference).

Exhibit B	Stockholders Agreement by and between Halcón Resources Corporation and CPP Investment Board PMI-2 Inc., dated as of December 6, 2012 (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-35467), filed with the Commission on December 11, 2012 and incorporated herein by reference).

Exhibit C	Declaration of Trust between Kevin Godwin and Canada Pension Plan Investment Board, dated December 6, 2012 (attached as Exhibit C to Amendment No. 1 to Schedule 13D filed by the Reporting Persons (File No. 001-35467) with the Commission on January 28, 2013 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ John Butler
Name:	John Butler
Title:	Senior Vice President – General Counsel and Corporate Secretary

CPP INVESTMENT BOARD PMI-2 INC.

By:	/s/ John Butler
Name:	John Butler
Title:	Secretary and Director

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of the Reporting Persons.

Directors of CPPIB

Robert Astley

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ian Bourne

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Robert Brooks

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Ireland

Pierre Choquette

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Michael Goldberg

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Peter Hendrick

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Nancy Hopkins

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Douglas Mahaffy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

D. Murray Wallace

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, South Africa

Officers of CPPIB

Mark Wiseman

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer

Citizenship: Canada

André Bourbonnais

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Private Investments

Citizenship: Canada

John Butler

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – General Counsel and Corporate Secretary

Citizenship: Canada

Graeme Eadie

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Real Estate Investments

Citizenship: Canada

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Public Affairs and Communications

Citizenship: Canada

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Investments (Asia/Pacific) and President (CPPIB Asia Inc.)

Citizenship: Great Britain

Pierre Lavallee

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Talent Officer

Citizenship: Canada

Donald Raymond

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Investment Strategist

Citizenship: Canada

Benita Warmbold

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Operations Officer

Citizenship: Canada, Germany

Eric Wetlaufer

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Public Market Investments

Citizenship: United States

Nicholas Zelenczuk

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Financial Officer

Citizenship: Canada

Directors of CPPIB PMI-2

Mark Wiseman

(See above)

John Butler

(See above)

Officers of CPPIB PMI-2

Mark Wiseman

(See above)

John Butler

(See above)